Filed by PMA Capital Corporation pursuant to Rule 425 under

the Securities Act of 1933 and deemed filed pursuant to

Rule 14d-2 and Rule 13e-4 of the Securities Exchange

Act of 1934

Subject company: PMA Capital Corporation

Registration No.: 333-119435

Security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-119435, and (2) the Schedule TO (File No. 005-53303). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC’s Web site at www.sec.gov.

#########

Mellon Bank Center Suite 3000 1735 Market Street Philadelphia, PA 19103-7590
PRESS RELEASE

For Release: Immediate Contact: William Hitselberger (215) 665-5046

PMA Capital Corporation Announces Amendment to Exchange Offer

Philadelphia PA October 21, 2004 — PMA Capital Corporation (NASDAQ: PMACA) (the “Company”) today announced that, pursuant to a Registration Statement on Form S-4 filed on October 1, 2004, as amended on October 5, 2004 and October 21, 2004, it has amended its offer to exchange (the “Offer”) up to $86,250,000 aggregate principal amount of newly issued 6.50% Senior Secured Convertible Debentures due 2022 for any and all of the $86,250,000 aggregate principal amount of its outstanding 4.25% Senior Convertible Debentures due 2022.

Based on discussions with certain of the existing debenture holders, the Company believes that the amended terms are acceptable to a significant majority of the existing debenture holders, subject to review of the Offer documents.

Significant amendments to the Offer terms include: the elimination of the optional redemption provisions prior to October 30, 2008; the addition of a mandatory redemption provision with a portion of the proceeds of extraordinary dividends received by the Company from its subsidiaries in 2006; the addition of a provision which will allow the bondholders, upon a call or put event, to elect to receive the premium over the principal amount paid to them in the form of Class A common stock (with the number of shares determined based on a value of $8.00 per share); the increase in certain put prices; and the reduction of the coupon from 7.50% to 6.50%. For a complete description of all of the changes made, please review Amendment No. 2 to the Registration Statement and the prospectus contained in the Registration Statement.

On June 30, 2009, holders of the new debentures will have the right to require the Company to repurchase any outstanding new debentures for 114% of the principal amount of the new debentures plus accrued and unpaid interest, if any, to the settlement date. Holders may elect to receive the premium of 14% over the principal amount in either cash or in Class A common stock (with the number of shares determined based on a value of $8.00 per share). The principal amount plus accrued interest will be paid in cash.

The new debentures will bear interest at 6.50%, payable in cash only and will be convertible at the rate of 61.0948 shares, equivalent to an initial conversion price of $16.368 per share of Class A common stock.

The Offer and withdrawal rights have been extended to 12:00 midnight, New York City time, on Wednesday, November 3, 2004, from 12:00 midnight, New York City time, on Tuesday, November 2, 2004. The Offer is subject to certain conditions including the consent of the issuing bank under the Company’s letter of credit facility. As of 5:00 p.m., New York City time, on Thursday, October 21, 2004, $1,942,000 principal amount of the outstanding debentures had been tendered.

The purpose of the exchange offer is to refinance the existing debentures by exchanging them for the new debentures with a later put date and to attempt to improve the insurer financial strength ratings of The PMA Insurance Group and the debt ratings of PMA Capital Corporation.

Additional details regarding the Offer are described in Amendment No. 2 of the Company’s Registration Statement filed with the Securities and Exchange Commission on October 21, 2004. Copies of the Prospectus contained in the Registration Statement may be obtained from the Information Agent for the Offer, Global Bondholder Services Corporation, at 866-873-7700 (US toll-free) and 212-430-3774 (collect).

Banc of America Securities LLC is the exclusive dealer manager in connection with the Offer. Questions regarding the Offer may be directed to Banc of America Securities LLC, High Yield Special Products, at 888-292-0070 (US toll-free) and 704-388-4813 (collect) or Equity-Linked Liability Management, at 888-583-8900, x 2200 (US toll-free) and 212-933-2200 (collect).

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

PMA Capital Corporation, headquartered in Philadelphia, Pennsylvania, is an insurance holding company whose operating subsidiaries provide workers’ compensation, integrated disability and other commercial property and casualty lines of insurance, primarily in the eastern part of the United States, underwritten and marketed under the trade name The PMA Insurance Group.

For additional information, visit www.pmacapital.com

You should not place undue reliance on any forward-looking statements. Unless otherwise stated, we disclaim any current intention to update forward-looking information and to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

2